

Mail Stop 4628

February 15, 2018

Via E-mail
Michael Cannon-Brookes Co-Chief Executive Officer
Scott Farquhar Co-Chief Executive Officer
Atlassian Corporation Plc
Exchange House
Primrose Street
London EC2A 2EG

  Re: Atlassian Corporation Plc
     20-F for Fiscal Year Ended June 30, 2017
     Filed September 01, 2017
     File No. 001-37651

Dear Messrs. Cannon-Brookes and Farquhar:

  We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

We are subject to government regulation, including import, export, economic sanctions and anti-corruption laws and regulations…, page 21

1. You disclose that you are aware of previous exports to individuals and organizations that are subject to US sanctions or are located in US-sanctioned countries or regions. Please identify for us the sanctioned countries involved, and tell us when the exports relating to those countries occurred.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-

3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance

       Stuart Fagin
       Deputy General Counsel
       Atlassian Corporation Plc

       Richard A. Kline
       Goodwin Procter LLP